Exhibit 99.1

FINAL

InMode Ltd. Announces Closing of Initial Public Offering

LAKE FOREST, Calif., August 12, 2019 /PRNewswire/-- InMode Ltd. (Nasdaq:INMD) (“InMode”) announced today the closing of its initial public offering of 5,000,000 ordinary shares at an initial public offering price of $14.00 per ordinary share. The aggregate gross proceeds, before deducting underwriting discounts and commissions and other offering expenses, to InMode from the offering were approximately $70.0 million. The shares began trading on the Nasdaq Global Select Market on August 8, 2019, under the symbol "INMD.”

Barclays Capital Inc. and UBS Securities LLC acted as the representatives of the underwriters and joint book-running managers for the offering. Canaccord Genuity LLC acted as lead manager for the offering. Robert W. Baird & Co. Incorporated acted as co-manager for the offering.

A registration statement related to the offering has been filed with, and declared effective by, the U.S. Securities and Exchange Commission (the "SEC"). The offering was made only by means of a prospectus, copies of which can be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at barclaysprospectus@broadridge.com, or by telephone at (888) 603-5847; or UBS Investment Bank, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone at (888) 827-7275, or by email at olprospectusrequest@ubs.com. SEC filings are available to the public from the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About InMode

InMode Ltd. is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio-frequency (RF) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically-accepted minimally-invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or our future financial or operating performance. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in the prospectus related to the offering. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Investor Relations Contact:

Miri Segal

MS-IR LLC

917-607-8654

ir@inmodemd.com